
02006859

U.S. SECURITIES AND E[illegible]
Washington, D.C. [illegible]


RECEIVED
MAR 0 1 2002
352

Vf 3-11-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-32772

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Walnut Street Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

400 S. Fourth Street, Suite 1000
(No. and Street)

St. Louis,	Missouri	63102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Spangenberg (314) 244-9470
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name)*

One City Centre	St. Louis	Missouri	63101-1819
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-781)

OATH OR AFFIRMATION

I, Timothy Spangenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedule pertaining to the firm of Walnut Street Securities, Inc., and subsidiary (the "Company") as of and for the year ended December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

DIANE CAFFEY
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXPIRES: OCT. 6, 2002



Signature/Date

Chief Financial Officer
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report
- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable)
- ☒ Notes to Consolidated Financial Statements
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
- ☐ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Refer to Item g)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable)
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report (Not Required)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALNUT STREET SECURITIES, INC. AND SUBSIDIARY

TABLE OF CONTENTS

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Walnut Street Securities, Inc.:

We have audited the accompanying consolidated statement of financial condition of Walnut Street Securities, Inc. and subsidiary (the "Company") as of December 31, 2001, and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial as statements taken a whole.

Deloitte & Touche LLP

February 22, 2002

WALNUT STREET SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 9,392,302
Receivables from brokers and dealers	3,926,751
Notes receivable	615,714
Income tax receivable from Parent	1,401,781
Furniture and equipment, less accumulated depreciation of $446,111	730,148
Deferred tax asset	1,202,128
Other assets	1,022,696
TOTAL	$18,291,520

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 4,413,622
Accounts payable and accrued expenses	4,961,702
Payable to affiliates	1,359,046
Total liabilities	10,734,370
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Class A preferred stock - $100 par value; 20,000 shares authorized and outstanding	2,000,000
Class B preferred stock - $100 par value; 65,000 shares authorized and 45,000 shares outstanding	4,500,000
Common stock - no par value; 200,000 shares authorized and outstanding	4,449,888
Accumulated deficit	(3,392,738)
Total stockholder's equity	7,557,150
TOTAL	$18,291,520

See notes to consolidated financial statements.

WALNUT STREET SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Gross concession income	$135,076,210
Less commissions	124,402,189
Net concession income	10,674,021
Interest and other income	3,791,522
Total revenues	14,465,543
EXPENSES:	
Employee compensation and benefits	7,870,171
Network support and data processing	2,604,788
Regulatory fees and licenses	1,736,105
Overhead charges from affiliates	1,585,391
Occupancy and equipment costs	1,552,997
Printing supplies and postage	910,432
Conference and sales meetings	910,092
Promotional costs	714,444
Travel and entertainment	635,044
Clearing fees	587,966
Professional	567,949
Other operating expenses	222,156
Total expenses	19,897,535
Loss before income tax benefit	(5,431,992)
INCOME TAX (BENEFIT)	(1,836,632)
NET LOSS	$ (3,595,360)

See notes to consolidated financial statements.

WALNUT STREET SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Class A Preferred Stock	Class B Preferred Stock	Common Stock	Retained Earnings (Deficit)	Total Stockholder's Equity (Deficit)
BALANCE, January 1, 2001	$2,000,000	$ -	$4,449,888	$ 369,697	$ 6,819,585
Net loss				(3,595,360)	(3,595,360)
Sale of Class B preferred stock		4,500,000			4,500,000
Class A preferred stock dividends				(110,825)	(110,825)
Class B preferred stock dividends				(56,250)	(56,250)
BALANCE, December 31, 2001	$2,000,000	$4,500,000	$4,449,888	$(3,392,738)	$ 7,557,150

See notes to consolidated financial statements.

WALNUT STREET SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (3,595,360)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Notes receivable	(213,320)
Amortization of broker notes	86,265
Depreciation and amortization	214,681
Deferred tax provision	(489,886)
Changes in operating assets and liabilities:	
Receivables from brokers and dealers	(1,301,641)
Income tax receivable from Parent	(846,408)
Prepaid expenses and other assets	(501,415)
Commissions payable	174,588
Payable to brokers and dealers	(8,000)
Accounts payable and accrued expenses	2,239,165
Payable to affiliates	113,820
Net cash used in operating activities	(4,127,511)
CASH FLOWS FROM INVESTING ACTIVITIES - Purchase of furniture and equipment	(644,882)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Issuance of Class B preferred stock	4,500,000
Preferred stock dividends paid	(110,825)
Net cash provided by financing activities	4,389,175
NET DECREASE IN CASH AND CASH EQUIVALENTS	(383,218)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,775,520
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 9,392,302

See notes to consolidated financial statements.

WALNUT STREET SECURITIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

1. DESCRIPTION OF COMPANY

Walnut Street Securities, Inc. (the "Company") is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company contracts with independent licensed brokers to sell securities and other investment products to retail (individual) investor accounts. The Company is a wholly owned subsidiary of GenAmerica Financial ("GenAmerica" or "Parent"). The ultimate parent is Metropolitan Life Insurance Company ("MetLife").

The Company carries no customer accounts and all customer funds and securities in connection with their brokerage and investment advisory services are maintained by designated clearing brokers. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Walnut Street Advisers, Inc. ("Advisers") is a wholly owned subsidiary of the Company. Advisers is a registered investment advisor under the Investment Advisors Act of 1940.

The Company's operations and activities are highly dependent on its relationship with GenAmerica and other affiliates.

The Company has historically incurred losses which have in the past been funded by capital contributions from GenAmerica from time to time in order to maintain its required capital levels. The Company's continued future operation is dependent upon future profitable operations and/or continued financial support from GenAmerica.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements consolidate the accounts of the Company and Advisers. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash in banks, nonforfeitable money market fund deposits with clearing organizations and money market mutual funds.

Receivable from Brokers and Dealers – This classification includes commissions receivable from the Company's clearing broker for trading activity of its customers on a trade date basis. The commission is credited to the Company's account and is generally available to the Company on a settlement date basis.

Notes Receivable – Notes receivable consist of a note associated with third parties and forgivable loans made to investment representatives and other revenue-producing independent licensed brokers, typically in connection with their recruitment. The third-party notes totaling $221,902 at December 31, 2001 bear interest from 6% to 8.25% and have maturities ranging from August 2002 to June 2004. The forgivable loans, totaling $393,812 and bearing interest from 8.5% to 9.5%, are unsecured except for a certain loan with a balance of approximately $112,392 which is secured by a letter of credit issued by a depository

institution to the Company for the outstanding amount of the note. The loans and accrued interest are forgivable and amortized over the life of the loan, which is generally five years, using the straight-line method upon the attainment of minimum levels of production.

Furniture and Equipment – Furniture and equipment are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful life of three years for data processing equipment and software and seven or eight years for furniture and other equipment.

Revenue Recognition – Revenue consists principally of concession revenue from the completion of security transactions, and investment advisory fees. Revenue from investment advisory fees is recognized when earned. Concession revenue and the related commission expenses are recognized on the trade date.

Income Taxes – The Company is a member of the consolidated federal income tax group established by MetLife for its wholly owned subsidiaries. As a result, the Company's income and deductions are included in the consolidated return and any computed taxes payable or receivable are due to or from the Parent. The Company participates in a Tax Sharing Agreement with its Parent. The Parent allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

Use of Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SIGNIFICANT EVENTS

In September 2001, the Company and Midland National Life Insurance Company ("Midland"), agreed to terminate its strategic relationship agreement which was entered into in 1996. The termination is expected to result in the Company ceasing to underwrite Midland's variable life products as of February 5, 2002. In addition, approximately 800 former registered representatives of the Company will transfer their registration to the new broker-dealer to be formed by Midland in the spring of 2002. The parties are currently in negotiations over the final terms of the separation.

During 2001, approximately 14% of the Company's gross concession income related to Midland and its 800 agents. The Company does not believe that the termination of this agreement will have a materially adverse effect on the Company's statement of financial condition or its statement of operations.

4. TRANSACTIONS WITH AFFILIATES

The Company is allocated underwriting fees for variable annuity contracts and variable universal life insurance offered by General American and other affiliated entities. Gross concessions earned on such business amounted to approximately $22,975,349 during 2001.

All personnel who perform services for the Company are the employees of GenAmerica. The Company reimburses GenAmerica for salary and related employee benefit expenses based on the actual costs incurred and receives and records an allocation of other employee related costs. GenAmerica also provides certain administrative and other services to the Company. For reimbursement of these services, GenAmerica allocates overhead charges to the Company based on agreed-upon amounts. The amounts charged by Parent and affiliates are based on agreed-upon amounts that might differ from amounts that would be charged if such services were provided by third parties.

For the year ended December 31, 2001, expenses allocated to the Company from GenAmerica were as follows:

Employee compensation and benefits	$ 7,870,740
Network support	2,321,960
Overhead charges	1,585,391
Total	$11,778,091

Preferred Stock – The Company has 20,000 shares of nonvoting Class A cumulative preferred stock outstanding to GenAmerica at $100 per share. The nonvoting preferred stock pays semiannual dividends at a rate of 5.54125% per annum. Declared but unpaid dividends totaling $8,349 were included in payable to affiliates on the consolidated statement of financial condition at December 31, 2001.

In October 2001, the Company authorized the issuance of 65,000 shares of nonvoting Class B cumulative preferred stock at $100 par value. The Company issued 45,000 shares to GenAmerica, resulting in net proceeds of $4,500,000. The nonvoting Class B preferred stock pays annual dividends at a rate of 5% per annum. Declared but unpaid dividends totaling $56,250 were included in payable to affiliates on the consolidated statement of financial condition at December 31, 2001.

5. OPERATING LEASES

Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001 are as follows:

Year ending December 31:	
2002	$ 533,779
2003	535,658
2004	535,658
2005	89,276
Total minimum payments required	$1,694,371

Rent expenses totaled $533,098 for the year ended 2001.

6. RESTRUCTURING CHARGE

During 2001, MetLife initiated a plan to integrate common functions for all their subsidiary broker dealers. As a result, back office operations, product development and research for the Company will be integrated with similar operations at Nathan and Lewis Securities, Inc., MetLife Securities, Inc. and New England Securities, Inc. The integration is expected to be completed by the end of June.

As a result, the Company recorded a restructuring charge of $625,216 related to employee severance and related payroll taxes associated with a headcount reduction of 45 back office employees and 3 marketing employees. At December 31, 2001, $600,552 was included in accounts payable and accrued expenses, representing the portion of the restructuring charge not yet expended.

7. INCOME TAXES

Income tax provision for the year ended December 31, 2001 consists of the following:

Current income tax (benefit) expense:	
Federal	$(1,414,028)
State	67,282
Deferred income tax benefit:	
Federal	(475,689)
State	(14,197)
Total income tax benefit	$(1,836,632)

Income tax benefit for the year ended December 31, 2001 differed from the amounts computed by applying the U.S. federal income tax rate of 35% to loss before income tax expense as a result of the following:

Computed expected tax benefit	$(1,901,972)
State tax, net of federal	34,505
Nondeductible meals and entertainment	26,041
Other, net	4,794
Total income tax benefit	$(1,836,632)

The deferred income tax assets recorded in the consolidated statements of financial condition as of December 31, 2001 are as follows:

Deferred tax assets:	
Accrued expenses	$ 622,459
Employee benefits	473,863
Amortization	218,238
Other	6,801
Gross deferred tax assets	1,321,361
Deferred tax liability - state income taxes	(119,233)
Net deferred tax asset	$ 1,202,128

The Company has not provided for a valuation allowance against the deferred tax asset as management has determined it is more likely than not that all of the deferred tax asset will be realized.

8. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in several lawsuits and arbitrations, which arose from its usual business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and after consultation with outside counsel, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial condition and results of operations. However, depending upon the period of resolution, such effects could be material to the financial results of an individual operating period. It is reasonably possible that certain of these lawsuits and arbitrations could be resolved in the next year and management does not believe such resolutions will result in losses materially in excess of the amounts previously provided.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital as defined under this rule. Net capital may fluctuate on a daily basis. At December 31, 2001, the Company has net capital of $2,370,127, which was $2,120,127 in excess of its required net capital of $250,000.

* * * * * *

WALNUT STREET SECURITIES, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 YEAR ENDED DECEMBER 31, 2001

Net capital:	
Stockholder's equity	$7,557,151
Deductions - non-allowable assets	5,012,120
Haircut for cash equivalents	174,904
Net capital	$2,370,127
Computation of basic net capital requirement - minimum net capital required	$ 250,000
Excess net capital	$2,120,127

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital required pursuant to Rule 15c3-1 and the corresponding computation prepared by Walnut Street Securities, Inc. and Subsidiary, and included in the Company's unaudited Part II Focus report filing as of December 31, 2001.

See accompanying independent auditors' report.

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com



SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors and Stockholder
of Walnut Street Securities, Inc.:

In planning and performing our audit of the consolidated financial statements of Walnut Street Securities, Inc. and subsidiary (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 22, 2002